Exhibit 21.1

List of Subsidiaries of Okta, Inc.

Azuqua, Inc. (Washington)
Okta Australia Pty Limited (Australia)
Okta France SAS (France)
Okta GmbH (Germany)
Okta Identity Korea Limited (Korea)
Okta Identity Netherlands B.V. (Netherlands)
Okta Identity Philippines Inc. (Philippines)
Okta Japan K.K. (Japan)
Okta SG Pte. Ltd. (Singapore)
Okta Software Canada, Inc. (Canada)
Okta Switzerland GmbH (Switzerland)
Okta UK LTD (United Kingdom)